Rally

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COMING SOON

RSE Innovation, LLC is "testing the waters" to gauge market demand from potential investors for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. "Share" or "Stock" refers to interests in a series of RSE Innovation, LLC. This communication does not constitute a solicitation to purchase or an offer to sell securities - visit our website rallyrd.com for full terms & conditions. Full details and disclaimers on http://rallyrd.com/disclaimer.